

August 11, 2025

Vernice Howard
Chief Financial Officer
1847 Holdings LLC
260 Madison Avenue, 8th Floor
New York, NY 10016

> **Re: 1847 Holdings LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 001-41368**

Dear Vernice Howard:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services